May 19, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Ms. Heather Percival

Mr. Russell Mancuso

Re:	InspireMD, Inc.

Registration Statement on Form S-1

File No. 333-210760

Ladies and Gentlemen:

On behalf of InspireMD, Inc. (the “Company” or “InspireMD”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 11, 2016 (“Comment Letter”), to Alan Milinazzo, Chief Executive Officer of the Company, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). In connection with this response to Comment Letter, the Company is contemporaneously filing via EDGAR an amendment to the Registration Statement (“Amendment No.1”), responding to the Staff’s comments in Comment Letter and updating the Registration Statement. Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in Amendment No.1. References herein to page numbers are to page numbers in Amendment No.1.

The following are the Company’s responses to Comment Letter. The Company’s responses are numbered to correspond to the Staff’s comments as numbered in Comment Letter. For your convenience, each of the Staff’s comments contained in Comment Letter have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

Also enclosed, for the convenience of the Staff, is a copy of Amendment No.1which is marked to show changes from the relevant portions of the Registration Statement.

Fee Table

1.	Please revise your fee table to include the proposed maximum aggregate offering price for each class of securities registered for sale. See the Note to the Calculation of Registration Fee section on Form S-1.

Response:

The Company has made the requested revisions to the Fee Table.

U.S. Securities and Exchange Commission

May 19, 2016

Prospectus

2.	Please revise your filing to include all information except that which can be excluded pursuant to Rule 430A. For example, we note that you have omitted the number of series B convertible preferred shares and warrants to be offered, as well as the number of common shares underlying the preferred shares and warrants offered.

Response:

The Company has made the requested revisions to Amendment No.1.

Underwriting, page 87

3.	We note your disclosure that the underwriter “may participate in this offering on the same terms and conditions as the investors participating in this offering.” If the underwriter is purchasing the offered securities on a firm-commitment basis, the nature and extent of this additional participation is unclear. Please tell us the type of activity contemplated by the underwriter and related persons that forms the basis of this disclosure. Also tell us about all other material relationships between the registrant and the underwriter, including previous transactions.

Response:

Dawson James Securities, Inc. is no longer offering securities on a firm-commitment basis but is serving as the placement agent on a best efforts basis. The “Underwriting” section has been replaced with “Plan of Distribution,” in which section the Company discloses material relationships between the Company and the placement agent beginning on page 91.

* * * * *

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

Rick A. Werner, Esq.

cc: Alan Milinazzo., InspireMD, Inc.